March 30, 2011

Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	GNC Acquisition Holdings Inc.
Filed on Form S-1
Registration No. 333-169618

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between March 21, 2011 and the date hereof 10,566 copies of the Preliminary Prospectus dated March 21, 2011 distributed as follows: 6,647 to 8 prospective underwriters; 2934 to approximately 1200 institutional investors; 900 to 900 individuals and 85 to 2 rating agencies.

We have been informed by the participating underwriters that they have and will, and each participating dealer has advised us that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 P.M. on March 31, 2011 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

J.P. MORGAN SECURITIES LLC

As Representatives of the

Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

By:	/s/ Lauren E. Ruane
(J.P. Morgan Securities LLC)

Underwriters’ Acceleration Request